UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Armata Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04216R 102

(CUSIP Number)

May 09, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04216R 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Delta Dental Plan of Michigan, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1,265,802

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1,265,802

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,265,802

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

ITEM 11 - This ownership percentage is based on 9,960,078 shares of the issuer’s common stock outstanding on May 9, 2019, as reported in the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2019.

CUSIP No.	04216R 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Renaissance Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

1,265,802

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

1,265,802

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,265,802

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

ITEM 11 - This ownership percentage is based on 9,960,078 shares of the issuer’s common stock outstanding on May 9, 2019, as reported in the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2019.

Item 1.

(a)	Name of Issuer
Armata Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices
4503 Glencoe Avenue Marina del Rey, California 90292

Item 2.

(a)	Name of Person Filing
(1)	Delta Dental Plan of Michigan, Inc.

(2)	Renaissance Holding Company

(b)	Address of Principal Business Office or, if none, Residence
(1)	Delta Dental Plan of Michigan, Inc. 4100 Okemos Road Okemos MI 48864
(2)	Renaissance Holding Company 4100 Okemos Road Okemos MI 48864

(c)	Citizenship
(1)	Delta Dental Plan of Michigan, Inc.: Delta Dental Plan of Michigan, Inc. is a corporation organized under the law of the State of Michigan.
(2)	Renaissance Holding Company: Renaissance Holding Company is a corporation organized under the law of the State of Michigan.

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

(e)	CUSIP Number
04216R 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	Delta Dental Plan of Michigan, Inc.: 1,265,802
(2)	Renaissance Holding Company: 1,265,802

(b)	Percent of class:
(1)	Delta Dental Plan of Michigan, Inc.: 12.70%
(2)	Renaissance Holding Company: 12.70%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	Delta Dental Plan of Michigan, Inc.: 0
(2)	Renaissance Holding Company: 0

(ii)	Shared power to vote or to direct the vote:
(1)	Delta Dental Plan of Michigan, Inc.: 1,265,802
(2)	Renaissance Holding Company: 1,265,802

(iii)	Sole power to dispose or to direct the disposition of:
(1)	Delta Dental Plan of Michigan, Inc.: 0
(2)	Renaissance Holding Company: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)	Delta Dental Plan of Michigan, Inc.: 1,265,802
(2)	Renaissance Holding Company: 1,265,802

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delta Dental Plan of Michigan, Inc.

Date: May 15, 2019	By:	/s/ Sue Jenkins
Name: Sue Jenkins
Title: Vice President and General Counsel

Renaissance Holding Company

Date: May 15, 2019	By:	/s/ Sue Jenkins
Name: Sue Jenkins
Title: Vice President and General Counsel

Footnotes:
ITEM 2(a)(2) - Delta Dental Plan of Michigan, Inc. owns, directly or indirectly, approximately 68% of the outstanding common stock of Renaissance Holding Company.

ITEM 4(b) - This ownership percentage is based on 9,960,078 shares of the issuer’s common stock outstanding on May 9, 2019, as reported in the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2019.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)